June 23, 2025

Lim Heng Hai
Chief Executive Officer
TechCreate Group Limited
336 Smith Street, #06-303, New Bridge Centre
Singapore 050336

       Re: TechCreate Group Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 9, 2025
           CIK No. 0002047190
Dear Lim Heng Hai:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 20, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Consolidated Balance Sheets, page F-3

1. We note your response to prior comment 3 which commented on the presentation of receivables from sale of stock to a shareholder. Please explain how your presentation complies with SEC SAB Topic 4(E).
 June 23, 2025
Page 2

       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Meng Ding